OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

September 30, 2016

Via Electronic Transmission

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Below please find a response to your comments, received via phone conference on September 8, 2016, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer International Growth and Income Fund (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2016. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS

Principal Investment Strategies and Risks

1.	We note the Fund’s name includes the term “International.” The disclosure states that “[t]he Fund mainly invests in the common stock of growth companies that are domiciled or have their primary operations outside of the United States” and that the Fund will invest “at least 65% of its total assets in common and preferred stocks of issuers in at least three different countries outside of the United States.” Please supplementally confirm to the staff that the Fund will not treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to countries outside the U.S. unless the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the countries outside the U.S. or has at least 50% of its assets in such countries.

This is supplementally confirmed.

STATEMENT OF ADDITIONAL INFORMATION

The Manager and the Sub-Adviser

2.	Please furnish the information required by Item 19(a)(3) of Form N-1A, which requires the method of calculating the advisory fee payable by the Fund. Please note that the staff considers sub-advisory fees to be payable by the Fund.

We respectfully disagree with the Commission staff’s position that sub-advisory fees should be considered payable by the Fund and are aware of no guidance (nor have been made aware) that supports the staff’s position to interpret the words used in Item 19(a)(3) of Form N-1A to mean anything other than their plain meaning.

We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)	The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

We also believe that the statement that “the staff considers sub-advisory fees to be payable by the Fund” is not supported by the Final Rule and Item 19(a)(3). Furthermore, as we mentioned above, we are not aware of any codified Commission guidance outside of the comment process that supports reading such a requirement into the plain and clear terms of Item 19(a)(3). Although Form N-1A has been revised several times since the publication of the Final Rule 18 years ago, we are not aware of any proposal by the Commission during that time that clarified that a Fund must disclose additional, potentially confusing and unhelpful information about sub-advisory fees that the investment adviser pays directly to the sub-adviser that does not have a contract with the Fund.

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

Appendix A

3.	We note that Appendix A of the SAI provides information about special sales charge arrangements. With respect to section II.A, the disclosure indicates that sales charges will be waived for certain individuals subject to the requirement that they receive Fund documents electronically. Please note that the staff does not permit the imposition of a charge for paper delivery of documents. We also do not permit the waiver of charges if an investor elects electronic delivery, which is the same as charging for paper.

In section II.A. of Appendix A to the SAI, the disclosure indicating that sales charges would be waived for certain individuals subject to the requirement that they receive Fund documents electronically has been deleted.

***

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ John G. Kiernan

John G. Kiernan
Vice President & Associate Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Edward Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP